21002362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2021
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stonington Drive Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 JFK Parkway First Floor West
(No. and Street)

Short Hills	**NJ**	**07078**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins **(603) 216-8933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co., LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway - Suite 290	**Livingston**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Justin M. Garrod, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stonington Drive Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PIYUSH CHOWHAN
Notary Public
State of New Jersey
My Commission Expires Jun 2, 2021
6/2/21

Signature

Managing Partner
Title

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonington Drive Securities LLC

Index
December 31, 2020

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition

Notes to Financial Statements

STONINGTON DRIVE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	34,814
Accounts receivable		29,174
Prepaid expenses		6,232
Deposit		6,452
TOTAL ASSETS	$	76,672

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	30,487
TOTAL LIABILITIES		30,487
MEMBER'S EQUITY		46,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	76,672

The accompanying notes are an integral part of these financial statements.

STONINGTON DRIVE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. Organization and Business

Stonington Drive Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in January 2017, under the laws of the State of Delaware and received approval as a registered broker dealer in August 2017. The Company is a placement agent for private equity sponsors that are raising co-mingled funds and/or equity for private placement transactions. The Company is headquartered in Short Hills, NJ, with offices in New York, NY and Atlanta, Georgia. The Company is wholly owned by Stonington Capital Advisors (the "Parent"), a holding company formed in May 2012 under the laws of Delaware.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2020 $425,000 was point in time.

2. Summary of Significant Accounting Policies – Continued

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period at December 31, 2020 management has determined that there are no material uncertain income tax positions.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with its Parent whereby the Parent provides office space. During the year ended December 31, 2020, the Company, pursuant to the Expense Sharing Agreement, incurred $30,054 of expenses, included in the accompanying statement of operations.